Exhibit 99.5

ASML: Financial performance Peter Wennink, CFO London, November 2nd 2007 Investor Day

Agenda/Content ASML Financial Model ASML Financial Policy

ASML Financial Model ASML Run Rate Model Flexibility and Leveraging on the fixed cost base Expense Base Stress Test EBIT ROIC comparison to peer group

The Basics of our run rate model We are an outsourced Company We leave gross margin in the supply chain for R&D and supplier margin We focus on lowest operating expense to support top line growth Thereby leveraging the EBIT margin

Control of operating cost ASML 2007 estimate 13.4% ASML 2007 estimate 6.0% R&D as Percentage of Sales SG&A as Percentage of Sales Source: Bloomberg Financial *LAM Research H1 '07 numbers are for Q1 2007

EBIT Margin Comparison Source: Bloomberg Financial EBIT as Percentage of Sales *LAM Research H1 '07 numbers are for Q1 2007

ASML Run Rate Model FY 2007 (Latest estimate) - 20XX * For calculation purposes used fully diluted number of outstanding shares of 433 million shares of 433 million shares of 433 million

Potential drivers for margin upside Scale and business volume New value add product offerings (more software based) System enhancements Manufacturing cost efficiencies / cycle time Reduced cost of market penetration Outside our control: Exchange rate changes Euro -Yen

Expense Base - Down Turn Variability Approximately 90% of cost of goods is outsourced

Stress Test EBIT Expected FY Sales 5,000 million Gross Margin 41.0% EBIT 1,258 million Fixed cost base (R&D and SG&A) EUR 200 million per quarter to support EUR 5 billion sales

ROIC versus peer group Source: Bloomberg Financial *2007 numbers are annualized based on H1 '07 numbers

ASML Financial Policy Confirm existing financial policy Historic debt and cash overview

Financial Policy - Summary The target levels of the Liquidity Buffer is related to ASML's market share, which is driven by our ability to maintain technology leadership and to reach maturity When the market share is sustained at or above 70% ASML may further improve capital efficiency Current Gross Cash target as previously communicated is between 1 and 1.5 billion Euro

Cash, Debt, Sales and Share Buy Back History Million Shares Million Euro

Conclusion Financial model Operating Margin expansion will be driven by Product offering and market share expansion Strong leverage in the income statement (low break even point) Value increase by product differentiation (through gross margin) Financial policy Shareholder value accretion will be driven by Strong cash flow generation Clear and efficient liquidity policy Focus on continued share buy-backs

Commitment